July 9, 2010

VIA EDGAR

Ms. Kathryn McHale
Attorney-Advisor
Financial Services Group
Securities and Exchange Commission
Washington, DC 20549-3561

Re:          Ohio Valley Banc Corp.
Form 10-K
Filed March 15, 2010
File No. 000-20914

Dear Ms. McHale:

This letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") contained in your comment letter dated June 29, 2010, on the Ohio Valley Banc Corp. ("OVBC") Form 10-K for the fiscal year ended December 31, 2009.  We have repeated your comments below in bold preceding each response.

Form 10-K for Fiscal Year Ended December 31, 2009
Certain Relationships and Related Transactions, page 26

1.  In future filings, state in the disclosure that appears in the first paragraph, if true, that loans were made, in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  For the updated disclosure requirements, refer to Instruction 4(c) to item 404(a) of Regulation S-K.

In future filings, the language used to address the requirements of 404(a) of Regulation S-K will be revised to adhere more precisely to the language of Instruction 4(c) to Item 404(a), as follows:

All loans by the Bank in which a "related person," within the meaning of Item 404(a) of Regulation S-K of the SEC,  had or will have a direct or indirect material interest since the beginning of fiscal year 2010 (a) were not disclosed as nonaccrual, past due, restructured or potential problems; (b) were made in the ordinary course of business; (c) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender; and (d) did not involve more than the normal risk of collectability or present other unfavorable features.

Schedule 14A
Overview of Compensation Program

2.  We note your disclosure in response to Item 402(s) of Regulation S-K on page 14.  Please describe the process you undertook to reach the conclusion that further disclosure is not necessary.

The Compensation Committee of OVBC, in consultation with legal counsel, evaluated the extent to which the compensation policies and practices of OVBC might create an incentive for employees to engage in activities that increase risk to OVBC and create a material adverse effect on the Company.

The Committee identified OVBC's risks, focusing on liquidity, credit, interest rate, strategic and reputational risks.  The members of the Committee determined that the compensation policies and practices do not create an incentive to undertake excessive risk for the following reasons:

•
Other than the bonus plan, OVBC's compensation elements -- base salary, deferred compensation plans, salary continuation plans, tax-qualified plans and benefit plans -- do not link the amount of payment to company performance, so there is no correlation between risk-taking and the ability to receive the compensation.

•
The amount paid under the bonus plan, the only compensation element that is performance based, is based on both company and individual achievement; performance levels required to be attained are attainable; target levels of performance are only targets, and the company retains the discretion to pay, and has paid, bonuses without the targets being attained; the bonus grid diffuses the direct link between individual performance and payment because the allocation is based on job grade, market compensation and individual performance; the Board of Directors retains discretion to determine the eligibility of an employee for payment; and the bonus as a percentage of total compensation has been reduced to a smaller percentage of total compensation than in previous years.

Based on this analysis, the Committee determined that OVBC's compensation policies and practices are intended to create incentives to engage in reasonable levels of risk-taking but mitigate the incentive of any single employee or group of employees to engage in excessively risky behavior.  The Committee further concluded that any risks arising from OVBC's compensation policies and practices are not reasonably likely to have a material adverse effect on OVBC and that, therefore, no further disclosure was required by Item 402(s) of Regulation S-K.

In connection with the foregoing response, OVBC acknowledges that:

•	OVBC is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	OVBC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning OVBC's responses, please contact me at (800) 468-6682, ext. 217.

                                                                             Sincerely,

By:	/s/ Jeffrey E. Smith
Jeffrey E. Smith
Chairman and Chief Executive Officer

420 Third Avenue         P.O. Box 240         Gallipolis, OH  45631         740-446-2631         1-800-468-6682